Exhibit 99.3

PatriaVoteOnlineGo to www.investorvote.com/PAX or scan the QR code — login details are located in the shaded bar below.Shareholder Meeting Notice Important Notice Regarding the Availability of Proxy Materials for the Patria Investments Limited Shareholder Meeting to be held on September 10, 2025 at 2:30 p.m. (Eastern time)Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report are available at: www.investorvote.com/PAXEasy Online Access — View your proxy materials and vote.Step 1:Go to www.investorvote.com/PAX.Step 2:Click on the icon on the right to view meeting materials.Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.Step 4: Make your selections as instructed on each screen for your delivery preferences.Step 5: Vote your shares.When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before August 31, 2025 to facilitate timely delivery.

Shareholder Meeting NoticePatria Investments Limited’s Annual Meeting of Shareholders will be held on September 10, 2025 both virtually via the Internet at meetnow.global/MQRAMLT and in person at 60 Nexus Way, Camana Bay, 4th Floor, KY1-9006, Grand Cayman, Cayman Islands, at 2:30 p.m. (Eastern time).Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR Proposals 1 and 2:RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2024, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified; andESOLVED, as an ordinary resolution, that Daniel Rizardi Sorrentino be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. Here’s how to order a copy of the proxy materials and select delivery preferences:Current and future delivery requests can be submitted using the options below.If you request an email copy, you will receive an email with a link to the current meeting materials.PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.Internet – Go to www.investorvote.com/PAX.Phone – Call us free of charge at 1-866-641-4276.Email – Send an email to investorvote@computershare.com with “Proxy Materials Patria Investments Limited” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.To facilitate timely delivery, requests for a paper copy of proxy materials must be received by August 31, 2025.